SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Sonim Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
83548F101
(CUSIP Number)

Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,139,085
	8	SHARED VOTING POWER
1,806,510.46
	9	SOLE DISPOSITIVE POWER
1,139,085
	10	SHARED DISPOSITIVE POWER
1,806,510.46

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,945,595.46
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on (i) 20,357,783 shares of common stock, par value $0.001 (the “Common Stock” or “Shares”), of Sonim Technologies, Inc. (the “Issuer”) outstanding as of August 1, 2019 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2019 (the “Form 10-Q”), plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note (as defined below), which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,073,658
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,073,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,073,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,073,658
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,073,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,073,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,073,658
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,073,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,073,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
732,852.46
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
732,852.46

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
732,852.46
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
Kenneth Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,945,595.46
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,945,595.46

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,945,595.46
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

SCHEDULE 13D

CUSIP No.	83548F101

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,945,595.46
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,945,595.46

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,945,595.46
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on (i) 20,357,783 shares of Common Stock of the Issuer outstanding as of August 1, 2019 as reported in the Issuer’s Form 10-Q, plus (ii) 732,852.46 shares of Common Stock issuable upon the conversion of the Convertible Note, which is exercisable within 60 days.

Explanatory Note

On October 30, 2019, certain Reporting Persons acquired and disposed of Common Stock of the Issuer as further described herein. Prior to the October 30, 2019 transactions, the Reporting Persons had an obligation to file a Schedule 13G within 45 days after the end of the calendar year. This Schedule 13D (this “Schedule 13D”) is being filed by the Reporting Persons in connection with the October 30, 2019 acquisitions, which, together with all other acquisitions of Common Stock by the Reporting Persons during the preceding 12 months, exceed two percent of the outstanding Common Stock.

Item 1. Security and Issuer

The securities to which this Schedule 13D relates are the common stock, $0.001 par value per share (the “Common Stock”), of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1875 South Grant Street, Suite 750, San Mateo, CA 94402.

Item 2. Identity and Background

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(4)	B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(5)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(6)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(7)	The address of the business office of Mr. Kenneth Young is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. Mr. Young, an individual, is the Chief Executive Officer of B. Riley Principal Investments, LLC and President of B. Riley Financial, Inc.

(8)	The address of the business office of Mr. Bryant R. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. Mr. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 2,212,743 shares of Common Stock was approximately $10,301,036 (excluding commissions).

The information with respect to the securities convertible into shares of Common Stock under the Convertible Note in Item 6 is incorporated by reference herein.

From time to time, the Reporting Persons may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock they currently hold for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Prior to the Issuer’s initial public offering, the Reporting Persons held securities of the Issuer as previously disclosed in the Form 3 filed by the Reporting Persons with the SEC on May 9, 2019. On October 30, 2019, BRFBR purchased an aggregate of 25,500 shares of Common Stock through purchases on the open market and subsequently sold an aggregate of 25,500 shares of Common Stock on the same date, as further described in Schedule B. As previously disclosed in the Form 4 filed by the Reporting Persons with the SEC on November 1, 2019, certain of the foregoing transactions were matchable transactions under Section 16(b) of the Exchange Act of 1934, as amended, and the Reporting Persons disgorged the full amount of recoverable profits to the Issuer. The number of securities of the Issuer held by the Reporting Persons prior to the October 30, 2019 transactions has not changed on account of such transactions.

The Reporting Persons intend to engage in conversations with members of the Issuer’s management to discuss ways to enhance shareholder value. Additionally, Mr. Young serves as a member of the Board of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) - (b)

1.	As of the date hereof, BRF beneficially owns directly 1,139,085 shares of Common Stock representing 5.4% of the Issuer’s Common Stock and BRPLP beneficially owns directly 1,073,658 shares of Common Stock, representing 5.1% of the Issuer’s Common Stock.

2.	As of the date hereof, 732,852.46 shares are issuable upon conversion of the Convertible Note issued to BRPI, representing 3.5% of the Issuer’s Common Stock.

3.	BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.

4.	Kenneth Young is the Chief Executive Officer of B. Riley Principal Investments, LLC and President of B. Riley Financial, Inc. As a result, Mr. Young may be deemed to indirectly beneficially own the Shares held by BRF and BRPI.

5.	Bryant R. Riley is the Chief Executive Officer of BRCM and Chairman and Co-Chief Executive Officer of BRF. As a result, Mr. Riley may be deemed to indirectly beneficially own the Shares held by BRF and BRPLP.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, and thus, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control. As of the date hereof, each of BRPLP, BRPGP, BRCM, BRF, and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRF. As of the date hereof, each of BRF, Mr. Young and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPI.

(c) The Reporting Persons’ transactions within the past 60 days are set forth on Schedule B hereto. Each of the transactions listed on Schedule B was a purchase or acquisition, as specified therein, of Common Stock on the open market.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On October 26, 2017, BRF and BRPLP entered into that certain Third Omnibus Amendment to the Amended and Restated Investor Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement with the Issuer and the other investors, as described therein (the “Investor Rights Agreement”), which provides for, among other things, registration rights of the Common Stock and the right to designate a director to the Board of the Issuer, subject to certain conditions.

The foregoing description of the Investor Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 2 herewith and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, BRF and BRPLP entered into a Lock-Up Agreement (the “Lock-Up Agreement”), under which BRF and BRPLP agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of the Common Stock, any options or warrants to purchase shares of the Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the Common Stock, without the prior written consent of Oppenheimer & Co. Inc. for a period of 180 days from the date of the Lock-Up Agreement.

Loan Agreement and Convertible Note

On October 26, 2017, BRPI entered into a Subordinated Term Loan and Security Agreement (as amended, the “Loan Agreement”) with the Issuer. Under the Loan Agreement, the Issuer can borrow principal up to $12,000,000 via a subordinated secured convertible promissory note (the “Convertible Note”), with an optional conversion feature as described below. As of June 30, 2019, the total outstanding amount under the Loan Agreement was $12,000,000 and total interest accrued was $1,109,000. The Loan Agreement, as amended, matures on September 1, 2022 (the “Maturity Date”) and carries a stated interest rate of 10% and provided that the first year of interest be compounded into the principal on October 26, 2018, with interest-only payments beginning thereafter.

As amended, the Convertible Note provides that at any time, on or prior to the Maturity Date, BRPI may elect to convert principal amounts outstanding, including accrued interest, as limited below, into shares of Common Stock at $8.87 per share. The number of shares of Common Stock to be issued upon conversion is limited to the sum of (A) the lesser of (i) the principal outstanding and (ii) the aggregate principal amount borrowed under the Loan Agreement to date multiplied by the Designated Percentage as defined below, and (B) accrued interest. The “Designated Percentage” is one hundred percent (100%) if the conversion date is prior to the first anniversary of the effective date, seventy-five percent (75%) in Year 2 of the Loan Agreement, fifty percent (50%) in Year 3, twenty-five percent (25%) in Year 4, and twelve and a half of percent (12.5%) in the final year of the Loan Agreement on or prior to the Maturity Date. As of the date hereof, 732,852.46 shares are issuable upon conversion of the Convertible Note.

Subordination Agreement and Side Letter

On October 26, 2017, BRPI and East West Bank (the “Senior Lender”) entered into a Subordination Agreement, in which BRPI agreed that all junior debt, as described therein (which includes the Convertible Note), is subordinated to borrowings under the a loan and security agreement (the “Senior Debt”) with the Senior Lender. Pursuant to the Subordination Agreement, BRPI has the right to purchase from Senior Lender all of Senior Lender’s right, title, and interest in and to the Senior Debt at any time after (i) acceleration of the Senior Debt which is not rescinded; (ii) the commencement of an Enforcement Action by Senior Lender which is not rescinded, (iii) the passage of a period of 45 days during the continuance of a Senior Debt default, or (iv), commencement of any insolvency proceedings against the Issuer. Under a side letter dated October 26, 2017 (“Side Letter”), with another major investor, BRPI agreed that if it purchases or has the right to purchase the senior loan pursuant to the Side Letter, BRPI will offer to certain other preferred stockholders the right to purchase undivided pro rata participation interests, in up to 50% of each of the Senior Debt and junior debt. The major investor and the other preferred shareholders referenced in the Side Letter all sold portions of their Series A holdings to BRPI affiliates and other purchasers in October 2017.

The foregoing description of the Side Letter is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit 3 herewith and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated November 11, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley Principal Investments, LLC, B. Riley FBR, Inc., Kenneth Young and Bryant R. Riley.

2	Amended and Restated Investor Rights Agreement, by and between Sonim Technologies, Inc., B. Riley Financial, Inc., and the other investors listed on Exhibit A thereto, dated November 21, 2012, as amended (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on April 15, 2019).

3	Letter Agreement, dated October 23, 2017, between B. Riley Principal Investments, LLC and Investec Investments (UK) Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2019

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

/s/ Kenneth Young
Kenneth Young

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.001 par value per share, of Sonim Technologies, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 11, 2019

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

/s/ Kenneth Young
Kenneth Young

/s/ Bryant R. Riley
Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of BRC Partners Management GP, LLC, Chief Executive Officer of B. Riley Capital Management, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Kenneth Young, President	President of B. Riley Financial, Inc., Chief Executive Officer of B. Riley Principal Investments, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States
Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Daniel Shribman, Chief Investment Officer	CFO, Director & Principal Accounting Officer at B. Riley Principal Merger Corp., Chief Investment Officer for B. Riley Financial, Inc., and President for B. Riley Principal Investments LLC, a subsidiary of B. Riley Financial, Inc	299 Park Avenue, 7th Floor New York, NY 10171	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Buy/Sell	Amount of Securities	Price per Share of Common Stock	Reporting Person
30-Oct-19	Sell	11,265	$2.65	B. Riley FBR, Inc.
30-Oct-19	Sell	200	$2.67	B. Riley FBR, Inc.
30-Oct-19	Sell	500	$2.66	B. Riley FBR, Inc.
30-Oct-19	Sell	200	$2.6701	B. Riley FBR, Inc.
30-Oct-19	Buy	200	$2.71	B. Riley FBR, Inc.
30-Oct-19	Buy	100	$2.695	B. Riley FBR, Inc.
30-Oct-19	Buy	200	$2.7	B. Riley FBR, Inc.
30-Oct-19	Sell	1,500	$2.705	B. Riley FBR, Inc.
30-Oct-19	Buy	25,000	$2.7	B. Riley FBR, Inc.
30-Oct-19	Sell	600	$2.705	B. Riley FBR, Inc.
30-Oct-19	Sell	500	$2.7025	B. Riley FBR, Inc.
30-Oct-19	Sell	330	$2.71	B. Riley FBR, Inc.
30-Oct-19	Sell	400	$2.805	B. Riley FBR, Inc.
30-Oct-19	Sell	1,000	$2.8001	B. Riley FBR, Inc.
30-Oct-19	Sell	8,105	$2.84	B. Riley FBR, Inc.
30-Oct-19	Sell	900	$2.835	B. Riley FBR, Inc.

EXHIBIT 3

B. Riley Principal Investments, LLC

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

October 23, 2017

Investec Investments (UK) Limited

2 Gresham Street

London EC2V 7QP, England

Attention of Maurice Hochschild

Dear Sirs:

Reference is made to the Amended and Restated Loan and Security Agreement between East West Bank (“Senior Lender”) and Sonim Technologies, Inc. (“Borrower”), dated as of January 22, 2016 (as amended and restated from time to time, the “Senior Loan Agreement”), and to the Subordinated Term Loan and Security Agreement between Borrower and B. Riley Principal Investments, LLC (“BRPI”), dated as of the date hereof (as amended and restated from time to time, the “Junior Loan Agreement”).

Senior Lender and BRPI are party to a Subordination Agreement dated as of the date hereof (as amended and restated from time to time, the “Subordination Agreement”). Capitalized terms used herein which are not otherwise defined herein are given the meaning set forth in, or by reference in, the Subordination Agreement.

Pursuant to the Subordination Agreement, BRPI has the right to purchase (the “Purchase Right”) from Senior Lender all (but not less than all) of Senior Lender’s right, title, and interest in and to the Senior Debt at any time after: (i) acceleration of the Senior Debt which is not rescinded; (ii) the commencement of an Enforcement Action by Senior Lender which is not rescinded, (iii) the passage of a period of forty-five (45) days during the continuance of a Senior Default (which would permit acceleration) without forbearance by Senior Lender (provided that during such forty-five (45) day period, Senior Lender agrees not to charge default interest so long as each regularly scheduled interest payment on the Senior Debt is made (with interest on any late interest at the contract rate) within five (5) Business Days after the date such regularly scheduled interest payment is due, and provided further that if Senior Lender does not so agree to refrain from charging default interest, BRPI may exercise such purchase right on the date of such Senior Default); or (iv) the commencement of any insolvency, reorganization or any case or proceeding involving Borrower or any of its subsidiaries under any bankruptcy or insolvency law or laws relating to the relief of debtors (each event described in clauses (iii) and (iv), but only so long as in the case of clause (iv), no plan of reorganization, stalking horse bid or lift stay motion has been proposed in such proceeding, being a “Non-Emergency Purchase Right Trigger”).

BRPI agrees that it may not exercise the Purchase Right based on a Non-Emergency Purchase Right Trigger without the prior written consent of Investec Investments (UK) Limited (“Investec”), and that Investec shall be entitled to equitable relief as a remedy for any breach or threatened breach of this approval requirement, that Investec shall not be required to post any bond or similar instrument in connection with or as a condition to obtaining such a remedy, and that it will not assert as a defense to any action for equitable relief that a damages remedy would be adequate.

If BRPI has purchased, or shall have the right to purchase, the Senior Loan as aforesaid during the period from the date of this Agreement until the Response Period Termination Date (as defined below), BRPI agrees that it shall offer to Investec, Waveland Capital Partners LLC and Verdoso Investments S. A. (collectively, the “Offerees”), the right (which may, in the discretion of each Offeree, be exercised by one or more affiliate nominees) to purchase undivided pro rata participation interests (the “Participation Interests”), in up to 50% (or such higher percentage as BRPI shall determine in its sole discretion) of each of the Senior Debt and the Junior Debt (the “Participating Debt”) pursuant to the form of participation agreement attached hereto as Exhibit A (each, a “Participation Agreement”).

BRPI agrees to notify Investec and the other Offerees promptly after BRPI becomes aware that the Purchase Right is exercisable, stating the then amount of the Participating Debt known to it and the percentage (not less than 50%) of the Participating Debt offered to the Offerees (the “Participation Offer”) and specifying a response date which shall be at least thirty (30) days from the date of the Participation Offer but which may be extended by BRPI by notice to all Offerees (the “Response Date”) for acceptance of the Participation Offer; such offering period, plus the five Business Day additional response period, if applicable, provided in the third following paragraph, being the “Response Period”). The Offerees shall thereupon have the right, but not the obligation, to purchase such Participation Interests at par (or, if for any reason, BRPI purchases the Senior Debt from Senior Lender for less than par, at such price for the Senior Debt portion of the Participating Debt, and at par for the Junior Debt portion) for payment in immediately available funds as provided herein. During the Response Period and if one more Offerees elect to purchase Participating Interests, during the period commencing on the expiration of the Response Period and ending on the Purchase Date, BRPI will not initiate or pursue any Enforcement Action or continue any Enforcement Action that Senior Lender initiated prior to BRPI’s purchase of the Senior Debt, except with the prior written consent of Investec or as provided in the proviso to Section 3(a) of the Subordination Agreement.

An Offeree electing to purchase a Participation Interest shall provide a written notice to BRPI (a “Committed Participation Notice”) prior to the Response Date specifying the percentage Participation Interest which such Offeree wishes to purchase. Upon delivering a Committed Participation Notice to BRPI, the Offeree shall be irrevocably committed to acquire from BRPI, and BRPI shall be irrevocably committed to sell to such Offeree or its affiliate nominee, a Participation Interest up to the percentage subscribed for by such Offeree on the fifth Business Day following the Response Date (the “Purchase Date”).

If Offerees subscribe for more than the total percentage of Participation Interests offered, such offers shall be pro-rated to each Offeree based on its subscribed percentage proportionate to the subscribed percentages of all Offerees.

If Offerees do not subscribe by the Response Date for the total percentage of Participation Interests offered by BRPI hereunder, then BRPI shall thereupon promptly notify each Offeree who exercised its Participation Interest purchase right. Such Offerees shall have the option, during the five (5) Business Day period commencing on the date of such notice from BRPI (the fifth Business Day after such notice being the “Response Period Termination Date”), to elect by additional Committed Participation Notices to purchase all or any part of the unsubscribed balance of the total percentage Participation Interests offered by BRPI hereunder.

The purchase price for each Participation Interest (each a “Purchase Price”) shall be notified by BRPI to each Offeree one Business Day prior to the Purchase Date (and shall include interest calculated to accrue through the Purchase Date). On the Purchase Date, each Offeree shall make payment to BRPI in immediately available funds by federal funds wire transfer of its Purchase Price and shall execute and deliver the Participation Agreement with BRPI substantially in the form of Exhibit A hereto. Upon making such payment and execution of the Participation Agreement, an Offeree shall be a “Participant”.

BRPI shall retain undivided Participation Interests in the portion of the Participating Debt not purchased by the Offerees for its own account (“the “Retained Interest”) and may sell such Participation Interests from the Retained Interest as permitted by the Participation Agreement.

In exercising the Purchase Right, BRPI is obligated (i) to reimburse Senior Lender for any loss or cost damage incurred by Senior Lender as a result of any checks or other payments provisionally credited to the Senior Debt, and/or as to which Senior Lender has not yet received final payment, but only to the extent that a claim is made by Senior Lender to BRPI in writing (together with supporting documentation of such loss, cost or damage reasonably acceptable to BRPI) within thirty (30) days after the sale of the Senior Debt to BRPI and (ii) to the extent included in such transfer, to provide cash collateral to Senior Lender in such amounts as is reasonably necessary to fully cash secure any outstanding ancillary services (such as letters of credit, ACH transactions, f/x transactions, and credit cards) under the documents evidencing the Senior Debt. Pursuant to its Participation Interest, each Purchasing Offeree shall be liable for its pro rata share of such reimbursements and cash collateral to the extent not included in the Purchase Prices.

BRPI agrees not to delete, surrender or amend the Purchase Right in any matter which would disable BRPI from being able to offer the Participation Interests to the Offerees as provided herein.

This Letter Agreement shall be governed by the laws of the State of California without regard to its choice of law provisions and may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. No provision of this Letter Agreement may be amended or waived without the written consent of BRPI and Investec.

Please confirm your agreement to the forgoing by executing a counterpart of this Letter Agreement and returning it to me.

Very Truly Yours,

B. RILEY PRINCIPAL INVESTMENTS, LLC

By	/s/ Kenneth Young
Name:	Kenneth Young
Title:	CEO

ACCEPTED AND AGREED AS OF

THE DATE FIRST ABOVE WRITTEN:

INVESTEC INVESTMENTS (UK) LIMITED

By	/s/ Andrew Nosworthy	/s/ Andrew Neill
Name:	Andrew Nosworthy	Andrew Neill
Title:	Authorised Signatory	Authorised Signatory